

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

—————

FORM 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number __O-7229__

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A.   The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.   Statements of Net Assets Available for Benefits - December 31, 2004 and 2003

2.   Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004

3.   Notes to Financial Statements

4.   Schedule of Assets (Held at End of Year)

B.   The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND
INVESTMENT PLAN

Date: June 17, 2005

By: Jon N. Couture,
Member of the Administrative
Committee for the National City
Savings and Investment Plan

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

National City Savings and Investment Plan
Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm


Report of Independent Registered Public Accounting Firm

The Administrative Committee of
 National City Savings and
 Investment Plan

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 31, 2005

National City Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Cash	$ **1,028,756**	$ 2,559,558
Investments, at fair value	**2,031,083,849**	1,828,490,971
Receivables:		
Employer contributions	**2,061,900**	1,769,516
Employee contributions	**2,813,876**	2,382,711
Accrued income	**769,962**	843,136
Due from broker	**–**	139,703,145
Total receivables	**5,645,738**	144,698,508
Total assets	**2,037,758,343**	1,975,749,037
Liabilities		
Pending securities purchases	**2,836,970**	144,405,395
Net assets available for benefits	**$ 2,034,921,373**	$ 1,831,343,642

See notes to financial statements.

National City Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Net investment income:	
Net appreciation in fair value of investments	$ 163,095,686
Interest and dividend income from National City Capital	
Preservation Fund and Armada Funds	9,377,224
Dividend income from other mutual funds	6,704,122
Dividend income from National City Corporation Common Stock	31,770,178
Interest income from participant loans	1,725,465
	212,672,675
Contributions:	
Employer	67,153,574
Employee	96,850,118
	164,003,692
Benefits paid to participants	(172,498,945)
Net transfers to the National City Savings and	
Investment Plan No. 2	(599,691)
Net increase	203,577,731
Net assets available for benefits at beginning of year	1,831,343,642
Net assets available for benefits at end of year	$ 2,034,921,373

See notes to financial statements.

National City Savings and Investment Plan

Notes to Financial Statements

Year Ended December 31, 2004

1. Plan Description

The following description of the National City Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all National City Corporation (NCC) personnel who are employed by any subsidiary of NCC which has adopted the Plan (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by the Employers.

An eligible employee may become a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she has attained age 21 and completed thirty days of service. The Plan allows participants to elect to contribute from 1% to 20% of eligible compensation. Participants direct their contributions in 1% increments among any of the Plan's investment funds. Contributions made to any of the funds may be temporarily invested in the Armada Money Market Fund.

Participants are eligible for Employer matching contributions on the first of the month following one year of service. The matching contribution is equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions are initially invested in the National City Corporation Stock Fund. Contributions are subject to certain limitations.

Each participant's account is credited with the participant's contributions and allocations of (a) the Employers' contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts credited to a Participant's account are 100% vested at all times. Participant and employer contributions are eligible to be transferred and invested in any of the fund options of the Plan.

Participants are allowed to borrow at a fixed interest rate up to 50% of the value in their account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

National City Savings and Investment Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in monthly, quarterly or annual installments. For terminations due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

Although it has not expressed any intent to do so, NCC has the right under the Plan to discontinue employer and participants' contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

Net transfers to the National City Savings and Investment Plan No. 2, represent participants who had a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

National City Savings and Investment Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $163,095,686 as follows:

	Net Appreciation in Fair Value of Investments
Armada Funds	$ 51,190,469
Other mutual funds	24,883,425
National City Corporation Common Stock	87,021,792
	$ 163,095,686

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2004	2003
National City Capital Preservation Fund for Retirement Trusts	$122,409,459	$109,405,542
Armada Money Market Fund	117,083,993	138,995,818
Armada Small Cap Value Fund	152,298,254	126,630,164
Armada Large Cap Growth Fund	172,309,209	187,348,262
Armada S&P 500 Index Fund	124,330,486	112,252,814
Barclays Global Bond Index Fund	104,365,839	107,609,877
National City Corporation Common Stock	899,171,496	801,766,726

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a subsidiary of NCC, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Internal Revenue Service has determined and informed NCC by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$ 2,034,921,373	$ 1,831,343,642
Amounts allocated to withdrawing participants	(986,071)	(3,435,531)
Net assets available for benefits per Form 5500	$ 2,033,935,302	$ 1,827,908,111

National City Savings and Investment Plan

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Benefits paid to participants per the financial statements	**$ 172,498,945**
Amounts allocated to withdrawing participants at December 31, 2003	**(3,435,531)**
Amounts allocated to withdrawing participants at December 31, 2004	**986,071**
Benefits paid to participants per Form 5500	**$ 170,049,485**

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8. Subsequent Event

On April 1, 2005, the Provident Financial Group, Inc. Retirement Plan (Provident Plan), which was a defined contribution plan covering all eligible Provident Financial Group, Inc.'s employees, was merged into the NCC Plan. NCC acquired Provident Financial Group, Inc. in July 2004.

National City Savings and Investment Plan

EIN #34-1111088   Plan #005

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* National City Capital Preservation Fund for Retirement Trusts	122,409,459 units	$ 122,409,459
* Armada Funds:		
Money Market Fund	117,083,993 shares	117,083,993
Small Cap Value Fund	6,894,443 shares	152,298,254
Large Cap Growth Fund	8,822,796 shares	172,309,209
S&P 500 Index Fund	11,931,908 shares	124,330,486
Balanced Allocation Fund	3,457,730 shares	34,784,762
Large Cap Value Fund	3,868,625 shares	68,474,662
Templeton Foreign Equity Fund	4,209,241 shares	85,321,309
Franklin Small-Mid Cap Growth Fund	1,322,609 shares	45,722,602
Vanguard Prime Cap Fund	735,809 shares	47,540,631
Vanguard Small Cap Index Fund	626,331 shares	16,804,454
Barclays Global Bond Index Fund	10,510,155 shares	104,365,839
* National City Corporation Common Stock	23,945,979 shares	899,171,496
* Participant loans	At interest rates ranging from 4.0% to 11.75%	40,466,693
		$2,031,083,849

* Indicates party in interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan of National City Corporation of our report dated May 31, 2005, with respect to the financial statements and schedule of the National City Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Cleveland, Ohio
June 15, 2005